Exhibit 99.1

Scienjoy Launches An In-depth Cooperation With BUPT on Web AR to Explore More Possibilities of Live Streaming Content And Experience

BEIJING, Jan. 11, 2021 /NEWSWIRE/ -- Scienjoy Holding Corporation (“Scienjoy” , the “Company”, or “We”), (NASDAQ: SJ), a leading live entertainment mobile streaming platform in China, today announced that recently, it entered into a cooperative agreement (the “Agreement”) with Beijing University of Posts and Telecommunications (“BUPT”) to launch their in-depth cooperation in the research of live streaming related technology and application scenarios based on lightweight Web AR technology.

According to the Agreement, the Company and BUPT will conduct technical research (including technical support exchange research) relating to the theme of Web AR technology in live broadcast-related technology and application scenarios including: (i) the current situation and future development trend of Web AR technology; (ii) the application scenarios of Web AR technology for live streaming industry; and (iii) the solution of “City Card” service combining live streaming e-commerce with Web AR technology. The results of the study will culminate in a series of systematic and authoritative research reports.

Web AR (or web-based augmented reality) is a digital technology that allows people to easily share AR experiences over web browsers of Android, iOS, Windows and Mac systems without application required. Based on URL format dissemination, Web AR meets the basic technical requirements of social media information flow and could be widely used in various fields.

Mr. Victor He, Chairman and Chief Executive Officer of Scienjoy, commented, “We look forward to the cooperation with BUPT. The cooperation between us will allow both the school and the enterprise to complement each other's advantages, share resources and benefits, and also cultivate suitable professional talents for the society and market. Most importantly, the research and application of Web AR technology will strengthen and optimize our self-owned intellectual property rights of mobile live streaming solutions and video surveillance technology. Therefore, we believe that the application of Web AR technology will enrich more interactive experiences and extend more possibilities of content, which will have a very strong effect on promoting our user acquisition and retention.”

“In the future, Scienjoy plans to fully integrate virtual and reality through the combination of 5G and AI, AR, VR technologies to provide users with a more realistic and immersive experience. Taking advantage of our strengths in the field of big data, we will analyze and evaluate user behavior to better match users' real needs with content to optimize their user experience. For this purpose, the technical research of WebAR will undoubtedly bring huge incremental value to our live streaming ecology,” Mr. Victor He added.

About Beijing University of Posts and Telecommunications (BUPT)

Beijing University of Posts and Telecommunications (BUPT), founded in 1955, is a university directly under the administration of the Ministry of Education (MoE) and co-built by the Ministry of Industry and Information Technology (MIIT). BUPT is one of the first “Project 211” universities. BUPT has also joined the “Project 985 Innovation Platform for Superior Discipline”. BUPT is a comprehensive university with information technology as its main feature, engineering and science as its main focus and a combination of engineering, management, humanities and sciences as its main pursuit, which becomes an important base for fostering high-tech talents. For more information, please visit https://www.bupt.edu.cn/.

About Scienjoy Holding Corporation

Founded in 2011, Scienjoy is a leading mobile live streaming platform in China, and its core mission is to build a live streaming service matrix that delivers pleasant experience to users. With more than 243 million registered users, Scienjoy currently operates four brands of live streaming platforms, consisting of: Showself, Lehai, Haixiu, and BeeLive (including Mifeng, BeeLive Chinese version, and BeeLive International for international markets). Scienjoy adopts multi-platform operation strategies and is committed to providing high quality and value-added services for users with innovative thinking. Based on the in-depth understanding and research of the live streaming industry and user behavior, Scienjoy is devoted to building a second life world in which the virtual world and the reality are integrated within the live streaming scenario, deeply integrating the industry through diversified live broadcasting scenarios, and empowering the industry by building a content-rich and vibrant Live Streaming Full Ecosystem. For more information, please visit http://ir.scienjoy.com/.

Safe Harbor Statement

Certain statements made in this release are "forward looking statements" within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used in this press release, the words "estimates," "projected," "expects," "anticipates," "forecasts," "plans," "intends," "believes," "seeks," "may," "will," "should," "future," "propose" and variations of these words or similar expressions (or the negative versions of such words or expressions) are intended to identify forward-looking statements. These forward-looking statements are not guarantees of future performance, conditions or results, and involve a number of known and unknown risks, uncertainties, assumptions and other important factors, many of which are outside the Company's control, that could cause actual results or outcomes to differ materially from those discussed in the forward-looking statements. Important factors, among others, are: the ability to manage growth; ability to identify and integrate other future acquisitions; ability to obtain additional financing in the future to fund capital expenditures; fluctuations in general economic and business conditions; costs or other factors adversely affecting our profitability; litigation involving patents, intellectual property, and other matters; potential changes in the legislative and regulatory environment; a pandemic or epidemic. The forward-looking statements contained in this release are also subject to other risks and uncertainties, including those more fully described in the Company's filings with the Securities and Exchange Commission ("SEC") from time to time. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. Such information speaks only as of the date of this release.

Investor Relations Contact

Ray Chen
VP, Investor relations
Scienjoy Inc.
+86-010-64428188
ray.chen@scienjoy.com

Media Relations Contact

Anna Huang

ATIF Holdings Limited

+86-139-2726-7157

anna@atifchina.com